As filed with the Securities and Exchange Commission on December 5, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NVIDIA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

par value $.001 per share

(Title of Class of Securities)

67066G 10 4

(CUSIP Number of Class of Securities of Underlying Common Stock)

Jen-Hsun Huang

President and Chief Executive Officer

NVIDIA Corporation

2701 San Tomas Expressway

Santa Clara, California 95050

(408) 486-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David M. Shannon, Esq. NVIDIA Corporation 2701 San Tomas Expressway Santa Clara, California 95050 (408) 486-2000	Eric C. Jensen, Esq. John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$77,860,517	$8,332

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,786,720 shares of common stock of NVIDIA Corporation having an aggregate maximum value of $77,860,517 as of November 28, 2006 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose. The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on November 29, 2006, as noted below.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,332	Filing Party: NVIDIA Corporation

Form or Registration No.: 005-56649	Date Filed: November 29, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP NO. 67066G 10 4

SCHEDULE TO

(AMENDMENT NO. 1)

This Amendment No. 1 to Schedule TO amends and supplements the Offer to Amend Eligible Option Grants (the “Offer to Amend”) filed with the Securities and Exchange Commission on November 29, 2006, in connection with NVIDIA Corporation’s (the “Company”) offer to certain option holders to amend certain portions of certain stock options to purchase the Company’s common stock to include new restrictions on the exercisability of these options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder. Except as amended and supplemented hereby, all terms of the Offer and the Offering Memorandum and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and restated as follows:

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(2)	The information set forth in the Offering Memorandum under Section 11, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b)	Other Material Information. Since September 29, 2006, nine derivative cases have been filed in state and federal courts asserting claims concerning errors related to our historical stock option granting practices and associated accounting for stock-based compensation expense. These complaints have been filed in various courts, including the California Superior Court, Santa Clara County, the United States District Court for the Northern District of California, and the Court of Chancery of the State of Delaware in and for New Castle County. All cases purport to be brought derivatively on behalf of the Company against members of our board of directors and several of our current and former officers. The cases are not currently consolidated, although all allege in substantially similar fashion claims for, among other things, breach of fiduciary duty, unjust enrichment, insider selling, abuse of control, gross mismanagement, waste, constructive fraud, and violations of Sections 10(b) and 14(a) of the Securities Exchange Act of 1934. The plaintiffs seek to recover for the Company, among other things, damages in an unspecified amount, rescission, punitive damages, treble damages for insider selling, and fees and costs. Plaintiffs also seek an accounting, a constructive trust and other equitable relief. The Company intends to take all appropriate action in response to these complaints.

The Company voluntarily contacted the SEC regarding the Audit Committee’s review and, as of the date of the filing of this Schedule TO, the SEC is continuing the inquiry of the Company’s historical stock option grant practices it began in late August 2006. In October 2006, the Company met with the SEC and provided it with a review of the status of the Audit Committee’s review and in November 2006 the Company voluntarily provided the SEC with further documents. The Company plans to continue to cooperate with the SEC in its inquiry.

On December 1, 2006, the Company issued a press release announcing it has received a subpoena from the San Francisco Office of the Antitrust Division of the U.S. Department of Justice (the “DOJ”) in connection with the DOJ’s investigation into potential antitrust violations related to graphics processing units and cards. The Company filed this press release with the SEC on a Current Report on Form 8-K on December 4, 2006. The Current Report on Form 8-K filed with the SEC on December 4, 2006 is incorporated herein by reference.

SCHEDULE TO

(AMENDMENT NO. 1)

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description

99.(a)(1)(A)*	Offer to Amend Eligible Option Grants, dated November 29, 2006.

99.(a)(1)(B)*	Email of Announcement of Offer.

99.(a)(1)(C)*	Frequently Asked Questions: Section 409A.

99.(a)(1)(D)*	Memorandum from Marv Burkett to All Employees.

99.(a)(1)(E)*	Deloitte Tax LLP Employee Presentation Materials.

99.(a)(1)(F)*	Form of Email Regarding Eligible Option Grant Detail Statement.

99.(a)(1)(G)*	Form of Eligible Option Grant Detail Statement.

99.(a)(1)(H)*	Screenshot of Welcome Screen to https://tenderoffer.nvidia.com.

99.(a)(1)(I)*	Form of Email Statement of Reminder: Tender Offer Election Required.

99.(a)(1)(J)*	Form of Email Statement Regarding Election Confirmation Statement (Pre-Expiration Time).

99.(a)(1)(K)*	Screenshot of Electronic Election Form(s) Screenshots 1-3.

99.(a)(1)(L)*	Screenshot of Agreement of Terms of Election.

99.(a)(1)(M)*	Screenshot of Election Confirmation Statement.

99.(a)(1)(N)*	Form of Email Statement Regarding Election Confirmation Statement (Post-Expiration Time).

99.(a)(1)(O)*	Screenshot of NVINFO Tender Offer Webpage.

99.(a)(1)(P)*	Paper Election Form.

99.(a)(1)(Q)	Reserved.

99.(a)(1)(R)	NVIDIA Corporation’s amended Annual Report on Form 10-K/A, for its fiscal year ended January 29, 2006, filed with the SEC on November 29, 2006 and incorporated herein by reference.

99.(a)(1)(S)	NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its fiscal quarter ended July 30, 2006, filed with the SEC on November 29, 2006, and incorporated herein by reference.

99.(a)(1)(T)	Form of Email Statement Regarding Eligible Option Grant Exercises.

99.(a)(1)(U)	Amendment No. 1 to the Offer to Amend Eligible Option Grants.

99.(a)(1)(V)	Form of Email Statement Regarding Amendment No. 1 to the Offer to Amend Eligible Stock Option Grants.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)(A)*	NVIDIA Corporation’s 2000 Nonstatutory Equity Incentive Plan, as amended.

99.(d)(1)(B)*	2000 Nonstatutory Equity Incentive Plan NSO.

99.(d)(1)(C)	NVIDIA Corporation’s 1998 Equity Incentive Plan, as amended, filed as Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on March 13, 2006 and incorporated herein by reference.

99.(d)(1)(D)	1998 Equity Incentive Plan ISO, as amended, filed as Exhibit 10.5 to the Quarterly Report on Form 10-Q for the fiscal quarter ended October 24, 2004, filed with the SEC on November 22, 2004 and incorporated herein by reference.

Exhibit Number	Description

99.(d)(1)(E)	1998 Equity Incentive Plan NSO, as amended, filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q for the fiscal quarter ended October 24, 2004, filed with the SEC on November 22, 2004 and incorporated herein by reference.

99.(d)(1)(F)	Certificate of Stock Option Grant, as amended, filed as Exhibit 10.7 to the Quarterly Report on Form 10-Q for the fiscal quarter ended October 24, 2004, filed with the SEC on November 22, 2004 and incorporated herein by reference.

99.(d)(1)(G)	Agreement and Plan of Merger among NVIDIA Corporation, Partridge Acquisition, Inc. and PortalPlayer, Inc., dated November 6, 2006, filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on November 9, 2006 and incorporated herein by reference.

99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on November 29, 2006, and incorporated herein by reference.

SCHEDULE TO

(AMENDMENT NO. 1)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2006

NVIDIA CORPORATION

By:	/s/ Marvin D. Burkett
Marvin D. Burkett
Chief Financial Officer

SCHEDULE TO

(AMENDMENT NO. 1)

INDEX OF EXHIBITS

The Index of Exhibits to the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description

99.(a)(1)(A)*	Offer to Amend Eligible Option Grants, dated November 29, 2006.

99.(a)(1)(B)*	Email of Announcement of Offer.

99.(a)(1)(C)*	Frequently Asked Questions: Section 409A.

99.(a)(1)(D)*	Memorandum from Marv Burkett to All Employees.

99.(a)(1)(E)*	Deloitte Tax LLP Employee Presentation Materials.

99.(a)(1)(F)*	Form of Email Regarding Eligible Option Grant Detail Statement.

99.(a)(1)(G)*	Form of Eligible Option Grant Detail Statement.

99.(a)(1)(H)*	Screenshot of Welcome Screen to https://tenderoffer.nvidia.com.

99.(a)(1)(I)*	Form of Email Statement of Reminder: Tender Offer Election Required.

99.(a)(1)(J)*	Form of Email Statement Regarding Election Confirmation Statement (Pre-Expiration Time).

99.(a)(1)(K)*	Screenshot of Electronic Election Form(s) Screenshots 1-3.

99.(a)(1)(L)*	Screenshot of Agreement of Terms of Election.

99.(a)(1)(M)*	Screenshot of Election Confirmation Statement.

99.(a)(1)(N)*	Form of Email Statement Regarding Election Confirmation Statement (Post-Expiration Time).

99.(a)(1)(O)*	Screenshot of NVINFO Tender Offer Webpage.

99.(a)(1)(P)*	Paper Election Form.

99.(a)(1)(Q)	Reserved.

99.(a)(1)(R)	NVIDIA Corporation’s amended Annual Report on Form 10-K/A, for its fiscal year ended January 29, 2006, filed with the SEC on November 29, 2006 and incorporated herein by reference.

99.(a)(1)(S)	NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its fiscal quarter ended July 30, 2006, filed with the SEC on November 29, 2006, and incorporated herein by reference.

99.(a)(1)(T)	Form of Email Statement Regarding Eligible Option Grant Exercises.

99.(a)(1)(U)	Amendment No. 1 to the Offer to Amend Eligible Option Grants.

99.(a)(1)(V)	Form of Email Statement Regarding Amendment No. 1 to the Offer to Amend Eligible Stock Option Grants.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)(A)*	NVIDIA Corporation’s 2000 Nonstatutory Equity Incentive Plan, as amended.

99.(d)(1)(B)*	2000 Nonstatutory Equity Incentive Plan NSO.

99.(d)(1)(C)	NVIDIA Corporation’s 1998 Equity Incentive Plan, as amended, filed as Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on March 13, 2006 and incorporated herein by reference.

99.(d)(1)(D)	1998 Equity Incentive Plan ISO, as amended, filed as Exhibit 10.5 to the Quarterly Report on Form 10-Q for the fiscal quarter ended October 24, 2004, filed with the SEC on November 22, 2004 and incorporated herein by reference.

Exhibit Number	Description

99.(d)(1)(E)	1998 Equity Incentive Plan NSO, as amended, filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q for the fiscal quarter ended October 24, 2004, filed with the SEC on November 22, 2004 and incorporated herein by reference.

99.(d)(1)(F)	Certificate of Stock Option Grant, as amended, filed as Exhibit 10.7 to the Quarterly Report on Form 10-Q for the fiscal quarter ended October 24, 2004, filed with the SEC on November 22, 2004 and incorporated herein by reference.

99.(d)(1)(G)	Agreement and Plan of Merger among NVIDIA Corporation, Partridge Acquisition, Inc. and PortalPlayer, Inc., dated November 6, 2006, filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on November 9, 2006 and incorporated herein by reference.

99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on November 29, 2006, and incorporated herein by reference.